November 21, 2019

Vincent Jiang
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People's Republic of China


       Re: Cheetah Mobile Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 001-36427

Dear Mr. Jiang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 101

1. We note that revenues from utility products and related services have significantly declined since 2016 and declines continue into 2019. Please expand your disclosure, qualitatively and quantitatively, to address the major factors that contributed to the contraction in your utility products business, including but not limited to the loss of customers, the suspension or removal of certain popular apps as a result of certain third party allegations, and softening of advertising demand. Also, please disclose whether you
 Vincent Jiang
Cheetah Mobile Inc.
November 21, 2019
Page 2
         expect these trends will continue to impact your results of operations. As part of your response, please tell us what consideration was given to separately disclosing the advertising revenues included in utility products and related services and mobile entertainment revenue to provide more visibility to investors into advertising revenue trends. Please refer to Section III.D of SEC Release 33-6835 and
Section III.B. of SEC
         Release 33-8350.
Critical Accounting Policies
Goodwill, page 108

2. Please tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Please tell us the percentage by which the fair value exceeded the carrying value for your reporting units. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, please disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release
         33-8350.
Consolidated Financial Statements
Consolidated Statements of Comprehensive Income, page F-6

3. We note that the utility products and related services line item includes anti-virus and office application software. Please tell us what consideration was given to separately disclosing product revenue from service revenue. Refer to Rule 5-03(b)(1) of Regulation
         S-X.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition
Other utility products related services, page F-29

4. Please explain your basis for recognizing revenue from term-based licenses ratably over
FirstName LastNameVincent Jiang
       time and refer to the authoritative guidance that supports your accounting. As part of your
Comapany NameCheetah Mobile Inc.
       response, please quantity the revenue recognized from these arrangements in the periods presented.
November 21, 2019 Page 2
FirstName LastName
 Vincent Jiang
FirstName LastNameVincent Jiang
Cheetah Mobile Inc.
Comapany 21, 2019
November NameCheetah Mobile Inc.
Page 3
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FirstName LastName
Mobile games, page F-29

5. Please expand your disclosure to describe the nature of the in-game virtual items and your performance obligations to the paying players. As part of your response, explain to us why this revenue is recognized ratably over the average paying players life.
         Additionally, revise to disclose how you determine the estimated average paying player's life.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Christine Dietz, Senior Staff Accountant at (202) 551-3408 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Julie Gao